FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated March 21, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 19 February 2024 (official registry number 2114) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 14 and 20 March 2024 (both inclusive).

The cash amount of the shares purchased to 20 March 2024 as a result of the execution of the Buy-back Programme amounts to 397,487,307 Euros, which represents approximately 27.2% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
14/03/2024	SAN	Purchase	XMAD	4,098,312	4.0571
14/03/2024	SAN	Purchase	CEUX	636,398	4.0605
14/03/2024	SAN	Purchase	TQEX	88,730	4.0626
14/03/2024	SAN	Purchase	AQEU	176,560	4.0580
15/03/2024	SAN	Purchase	XMAD	4,097,161	4.0811
15/03/2024	SAN	Purchase	CEUX	1,296,844	4.0888
15/03/2024	SAN	Purchase	TQEX	200,891	4.0953
15/03/2024	SAN	Purchase	AQEU	405,104	4.0914
18/03/2024	SAN	Purchase	XMAD	1,802,181	4.1299
18/03/2024	SAN	Purchase	CEUX	497,594	4.1310
18/03/2024	SAN	Purchase	TQEX	66,742	4.1287
18/03/2024	SAN	Purchase	AQEU	133,483	4.1325
19/03/2024	SAN	Purchase	XMAD	1,994,775	4.1619
19/03/2024	SAN	Purchase	CEUX	446,366	4.1577
19/03/2024	SAN	Purchase	TQEX	41,965	4.1583
19/03/2024	SAN	Purchase	AQEU	116,894	4.1581
20/03/2024	SAN	Purchase	XMAD	936,898	4.1615
20/03/2024	SAN	Purchase	CEUX	335,300	4.1633
20/03/2024	SAN	Purchase	TQEX	36,328	4.1629
20/03/2024	SAN	Purchase	AQEU	91,474	4.1635
			TOTAL	17,500,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 21 March 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 14/03/2024 and 20/03/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-14-a-20-marzo-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 21, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance